FATAL ACCIDENT AT BOKONI MINE

Johannesburg, 23 September 2013: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) announces with deep regret that an employee lost his life in a fall of ground accident at Bokoni Platinum Mine’s (Bokoni) Middelpunt Hill UG2 shaft section on Saturday, 21 September 2013.

The board of directors and management of the Company and Bokoni extend their condolences to both the family and colleagues of the deceased employee.

The South African Department of Mineral Resources (DMR) has completed its inspection and issued a section 54 safety stoppage notice for Middelpunt Hill UG2 shaft section.

Bokoni management has commenced a mine-wide audit on safety and health practices at all its operating shafts. The intention of the audit is to assess current risk levels and ensure adherence to mine safety standards.

Further updates will be provided to the market in due course.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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